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                                Filed by National City Corporation pursuant to
                                Rule 425 and the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019



                                      Q & A

               FOR USE WITH CUSTOMERS AT CALL CENTERS AND BRANCHES


Q.  HOW WILL THIS ACQUISITION AFFECT MY NATIONAL CITY ACCOUNTS?

You should experience no difference with your National City accounts as a result of this merger, and you can continue to expect continue the same superior customer service and product offerings.


Q.  WILL I HAVE TO CHANGE BRANCHES?

This merger will provide added convenience for our customers who live, work and shop in the region and who will be able to bank at more National City locations. Our goal is to provide superior products and services with the highest level of customer service and convenience. While it is too soon to determine how our branch structure will change as a result of the merger, we can assure you that we will closely consider how best to serve customers in the markets where both National City and Provident operates.

(Provident operates through multiple channels including 65 stores (or branches) in Southwestern Ohio and Northern Kentucky, 480 ATMs, online banking and TeleBank, a telephone customer service center.)


Q.  WILL NATIONAL CITY PRODUCTS CHANGE?

Provident has been in the banking business for more than 100 years - our product set matches up well and we share a similar culture and values. Most notably is Provident's new focus on a customer-centric culture. This strategy aligns well with National City's branding initiatives. We're looking forward to enhancing current and prospective customer relationships.


Q.  HOW WILL THIS MERGER AFFECT ME?

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This acquisition will strengthen the position of National City as a leading financial services provider in the nation and especially in the Midwest. This means added convenience for our customers who live, work and shop in the region and who will be able to bank at more National City locations.


In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Provident are encouraged to read the registration statement, including the final proxy statement prospectus that will be part of the registration statement, because it will contain important information about the proposed merger.